UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Radiant Systems, Inc.

(Name of Subject Company (Issuer))

Ranger Acquisition Corporation

and

NCR Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

Jennifer M. Daniels, Esq.

NCR Corporation

3097 Satellite Boulevard

Duluth, GA 30096

(937) 445-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy to:

Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, PLLC

271 17th Street, NW

Suite 2400

Atlanta, Georgia 30363-1017

(404) 872-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,189,333,333.77	$138,081.60

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $28.00 net per share in cash (the “Offer Price”) and (y) 40,646,001 shares of common stock, without par value (“Shares”) of Radiant Systems, Inc. outstanding as of July 7, 2011 (including 1,045,751 Shares issued in the form of restricted stock); (ii) $50,455,873.77, which is the intrinsic value of the outstanding options (i.e., the excess of $28.00 over the per share exercise price); and (iii) the product of (x) the Offer Price and (y) 28,194 Shares subject to outstanding rights to receive Shares, as of July 7, 2011, the value of which is determined by reference to the Shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010 equals $116.10 per million of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $138,081.60	Filing Party: Ranger Acquisition Corporation and NCR Corporation

Form or Registration No.: Schedule TO	Date Filed: July 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

75025N102

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 2, Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 29, 2011, and any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) Ranger Acquisition Corporation, a Georgia corporation (the “Purchaser”), and a wholly-owned subsidiary of NCR Corporation, a Maryland corporation (“NCR”), and (ii) NCR. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Radiant Systems, Inc., a Georgia corporation (“Radiant”), at a purchase price of $28.00 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Item 1.	Summary Term Sheet.; Item 4. Terms of the Transaction.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

“The Competition Law and Governmental Consent Condition as set forth in the Offer to Purchase has been satisfied. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Friday, August 19, 2011, and remains subject to the other terms and conditions of the Offer.”

Item 11.	Additional Information.

(a)(5) The information set forth in the section of the Offer to Purchase entitled Section 15—“Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the second to last paragraph at the end of the sub-section entitled “Certain Litigation” with the following paragraph:

“On July 27, 2011, Plaintiffs filed an emergency motion to expedite proceedings and a memorandum of law in support of same seeking expedited discovery. During the week of August 1, 2011, the defendants filed motions to dismiss the Plaintiffs’ Amended Complaint. On August 5, 2011, the Superior Court denied the Plaintiffs’ motion to expedite discovery.”

SIGNATURE

After due inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011

NCR CORPORATION

By:	/s/ William Nuti
Name:	William Nuti
Title:	Chairman of the Board, Chief Executive Officer, President

RANGER ACQUISITION CORPORATION

By:	/s/ John G. Bruno
Name:	John G. Bruno
Title:	Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated July 25, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on July 25, 2011 in The Wall Street Journal.*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by NCR and Radiant on July 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(B)	Investor Presentation dated July 11, 2011, incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(C)	Transcript of call with analysts and investors held on July 11, 2011, incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by NCR on July 12, 2011.

(a)(5)(D)	Article 13 of the Georgia Business Corporation Code *

(a)(5)(E)	Press release issued by NCR on July 25, 2011.*

(a)(5)(F)	Complaint filed by Jay Phelps in the Superior Court of Fulton County in the State of Georgia on July 14, 2011.*

(a)(5)(G)	Complaint filed by City of Worcester Retirement System in the Superior Court of Fulton County in the State of Georgia on July 15, 2011.*

(a)(5)(H)	Complaint filed by Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 18, 2011.*

(a)(5)(I)	Amended Complaint filed by Jay Phelps, City of Worcester Retirement System and Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 27, 2011. *

(b)	Commitment Letter dated as of July 11, 2011 among NCR Corporation, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets. *

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(2)	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(3)	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by NCR on July 21, 2011.

(d)(4)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and John Heyman. *

(d)(5)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Alon Goren. *

(d)(6)	Retention Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Andrew S. Heyman. *

(d)(7)	Offer Letter, dated as of July 11, 2011, by and between NCR and Andrew S. Heyman. *

(d)(8)	Mutual Nondisclosure Agreement, dated as of May 27, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(d)(9)	Exclusivity Agreement, dated as of June 30, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed